April 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:   Ms. Patsy Mengiste
            Document Control - EDGAR

     RE:  Ameriprise Certificate Company (ACC)
          Post-Effective Amendment No. 39
          Ameriprise Flexible Savings Certificate
          File No.: 2-95577

Dear Ms. Mengiste:

Transmitted for filing electronically is Post-Effective Amendment No. 39 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

The prospectus has been marked to show all changes from Registrant's Post-Effective Amendment No. 38 filed on or about March 4, 2009.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2009. The underwriter's request for such acceleration is in correspondence accompanying this Post-Effective Amendment.

Staff did not have comments on Registrant's Post-Effective Amendment No. 38 filed on or about March 4, 2009 except the requirement to make the following representation on behalf of the Registrant:

In connection with the Amendment listed above, the Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.

Thank you.


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and Secretary
Ameriprise Certificate Company

April 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:   Ms. Patsy Mengiste
            Document Control - EDGAR

     RE:   Ameriprise Certificate Company (ACC)
           Post-Effective Amendment No. 39
           Ameriprise Flexible Savings Certificate
           File No.: 2-95577

Dear Ms. Mengiste:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2009.

Sincerely,


/s/ William F. Truscott
-------------------------------------
William F. Truscott
Senior Vice President and
Chief Investment Officer
Ameriprise Financial Services, Inc.